Amedica Corporation

1885 West 2100 South

Salt Lake City, Utah 84119

May 8, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Tom Jones

Re: Amedica Corporation – Registration Statement on Form S-1 (File No. 333-223032)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-223032), as amended (the “Registration Statement”) of Amedica Corporation. We respectfully request that the Registration Statement become effective as of 9:00 a.m., Eastern Time, on May 10, 2018, or as soon thereafter as is practicable. Once the Registration Statement has been declared effective, please confirm orally that event with our counsel, Dorsey & Whitney LLP, by calling David Marx at (801) 933-7363.

Very truly yours,

Amedica Corporation

By:	/s/ B. Sonny Bal
Name:	B. Sonny Bal, M.D.
Title:	Chief Executive Officer and President

May 8, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Tom Jones

Re:	Amedica Corporation.

Registration Statement on Form S-1, as amended (File No. 333-223032)

Ladies and Gentlemen:

As the dealer-manager of the proposed unit offering of Amedica Corporation (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 9:00 a.m., Eastern Time, on May 10, 2018, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated May 4, 2018, through the date hereof:

Preliminary Prospectus dated May 4, 2018:

Copies to underwriters:	1
Copies to prospective dealers:	12
Copies to prospective institutional investors:	78
Copies to prospective retail investors:	376

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Maxim Group LLC

By:	/s/ Clifford A. Teller
Name:	Clifford A. Teller
Title:	Head of Investment Banking, Executive
Managing Director